Exhibit (a)(5)

[GRAPHIC]

Texas Industries, Inc. Offers to Exchange Common Stock for Shared Preference Redeemable Securities

DALLAS, TEXAS - April 12, 2006 - Texas Industries, Inc. (NYSE: TXI) today announced the commencement of a tender offer and consent solicitation for TXI Capital Trust I’s 5.5% Shared Preference Redeemable Securities due 2028 (NYSE: TXI PrS), which are currently convertible into TXI common stock at any time at the option of the holder.

$199,937,200 of the 5.5% convertible securities are currently outstanding. TXI is offering holders of these securities 0.97468 shares of TXI common stock plus $0.83 divided by the weighted average price of TXI’s common stock over a ten day trading period per 5.5% convertible security if they agree to the exchange and consent to amend the trust agreement governing the 5.5% convertible securities.

The exchange offer commences today and is scheduled to expire at midnight, New York City time, on May 9, 2006, unless extended or terminated. Specific details of this offer are set forth in the offering circular and the accompanying consent and letter of transmittal. For more information on the offer and consent solicitation or to receive a copy of the offering circular, contact TXI’s information agent, D.F. King & Co., Inc., at (212) 269-5550 (collect) or (800) 431-9633. Questions regarding procedures for tendering in the offer and consent solicitation should be directed to TXI’s exchange agent, J.P. Morgan Trust Company, National Association, at toll free (800) 275-2048.

This press release is not an offer or solicitation for the exchange of the 5.5% convertible securities (CUSIP No. 873119200) for common stock, which can only be made on the terms and subject to the conditions described in the tender offer statement (including an offering circular, a related consent and letter of transmittal and other offer documents) filed with the Securities and Exchange Commission. The tender offer statement is being made available to all holders of the securities at no expense to them. The tender offer statement is also available at no charge on the SEC’s Web site at www.sec.gov. The tender offer statement contains important information that should be read carefully before any decision is made with respect to the offer and consent solicitation.

Certain statements contained in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Potential risks and uncertainties include, but are not limited to, the impact of competitive pressures and changing economic and financial conditions on TXI’s business, construction activity in TXI’s markets, abnormal periods of inclement weather, changes in costs of raw materials, fuel and energy, the impact of environmental laws, other regulations, unexpected equipment failures and other risks described in TXI’s Annual Report on SEC Form 10-K.

TXI is the largest producer of cement in Texas and a major cement producer in California. TXI is also a major supplier of construction aggregates, ready-mix concrete and concrete products.

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